July 29, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: John Cash, Accounting Branch Chief

Re:	Gibraltar Industries, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 File No. 0-22462
Dear Mr. Cash:
     We are submitting this letter in response to your letter dated July 15, 2010 addressed to me as Senior Vice President and Chief Financial Officer of Gibraltar Industries, Inc. (“Company”). For your convenience the Staff’s comments are set forth in bold italics followed by our responses.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Note 5. Goodwill and Related Intangible Assets, page 59
l .	We note your response to prior comment 2. For each reporting unit, please provide us the following information:
•	The amount of goodwill allocated.

•	The percentage by which the estimated fair value of each reporting unit exceeds its carrying value.

•	The significant assumptions that drive the estimated fair values of each reporting unit.

•	Your basis for determining the significant assumptions, including a comparison of the assumptions with prior and subsequent results.

•	If applicable, changes in key assumptions for any impairment analysis performed subsequent to October 31, 2009.
Response
The following table sets forth the amount of goodwill allocated to each reporting unit tested for goodwill impairment prior to any impairment charges, the percentage by which the estimated fair value of each reporting unit exceeded its carrying value, any impairment losses recognized, and the remaining goodwill allocated to each reporting unit after any impairment charges as of the October 31, 2009 goodwill impairment test (in thousands):

	Goodwill Allocated	Percentage By		Goodwill Allocated
	To Reporting Unit	Which Estimated		To Reporting Unit
Reporting	Before Impairment	Fair Value Exceeds	Goodwill	After Impairment
Unit	Charges	Carrying Value	Impairment Charges	Charges
#1	$120,621	12%	$—	$120,621
#2	111,499	20%	—	111,499
#3	49,277	N/A	(16,980)	32,297
#4	26,912	24%	—	26,912
#5	26,738	27%	—	26,738
#6	22,631	N/A	(11,882)	10,749
#7	22,197	21%	—	22,197
#8	19,569	11%	—	19,569
#9	18,261	4%	—	18,261
#10	4,468	N/A	(4,468)	—
#11	3,589	14%	—	3,589

Total	$425,762		$(33,330)	$392,432

To estimate the fair value of the reporting units as a part of step one of the goodwill impairment test, the Company used two valuation techniques: an income approach and a market approach. The income approach included a discounted cash flow model. The market approach consisted of applying an Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) multiple to forecasted EBITDA.
The discounted cash flow model used to estimate the fair value of each reporting unit relied upon significant assumptions consisting of revenue growth rates and profit margins based on internal forecasts, terminal value, and the weighted average cost of capital (“WACC”). The following table sets forth the compound annual revenue growth rate for the five-year period used to forecast cash flows and the average operating margin for the forecasted periods compared to actual operating margins generated over the long-term which we estimated to be the five year and ten month period ended October 31, 2009:

	Compound Annual		Actual Operating
	Revenue Growth Rate		Margins
	For		For The Period Between
Reporting	Forecasted Annual	Operating Margin For	January 1, 2004 and
Unit	Periods	Forecasted Periods	October 31, 2009 (1)
#1	11%	11%	12	%(2)
#2	4%	20%	21%
#3	18%	16%	12	%(2)
#4	15%	10%	13%
#5	4%	13%	13%
#6	11%	13%	4	%(2)
#7	9%	10%	8	%(2)
#8	7%	10%	9%
#9	12%	9%	5	%(3)
#10	6%	7%	3	%(4)
#11	3%	6%	4	%(5)

(1)	Operating margins presented exclude restructuring charges incurred by each reporting unit.

(2)	The operating margins presented for reporting units #1, #3, #6, and #7 only include operating results generated since the date the reporting units were acquired in 2005, 2007, 2007, and 2006, respectively.

(3)	This reporting unit made an incremental acquisition in 2005 including a product line with significantly higher margins than the existing product lines it offers. As a result, we believe forecasted operating margins will exceed prior results.

(4)	All goodwill allocated to this reporting unit was impaired as a result of the October 31, 2009 goodwill impairment test.

(5)	This reporting unit’s operations were restructured in 2007. The reporting unit has since generated operating margins over 8%.
We analyzed third-party forecasts of housing starts and other macroeconomic indicators that impact the Company’s reporting units to provide a reasonable estimate of revenue growth in future periods. Our analysis of third-party forecasts noted that housing starts were projected to grow at a compound annual growth rate of 24% from 2009 to 2014. Therefore, we considered these forecasts in developing each reporting unit’s growth rates over the next five years depending on the level of correlation between housing starts and net sales for each reporting unit. The correlation between housing starts and net sales was based on an analysis of historical housing starts and our historical revenue. We concluded that this approach provided a reasonable estimate of long-term revenue growth and cash flows for our reporting units.
The operating margins we used to estimate future cash flows were consistent with long-term margins generated by the reporting units while they have been owned and operated by the Company as shown in the table above. The reporting units where forecasted operating margins exceed long-term operating margins generated by the reporting unit were for reporting units that were recently acquired and, therefore, the long-term operating margins were more significantly impacted by the economic turmoil that began in the fourth quarter of 2008. Additionally, the Company took strategic actions to consolidate facilities, reduce costs, and restructure these business units to become more profitable as the economy recovers. These actions led to increased costs and lower operating margins in the short term. Based on our understanding of these reporting units and the actions taken by management to restructure the businesses for improved growth and profitability, we concluded that the long-term cash flows forecasted for all of the Company’s reporting units were reasonable.
Net sales and operating margins for the short period subsequent to the October 31, 2009 goodwill impairment test have continued to lag behind historical averages for each of the reporting units as a result of seasonality which negatively impacts our sales volume during winter months and macroeconomic factors. Housing starts and other economic activity indicators have not met third-party forecasts as the economy has not recovered as strongly as expected during the end of 2009 and into 2010. However, projections for housing starts have not changed significantly in the longer term as the most recent third-party forecasts we receive show housing starts projections to grow at a compound annual growth rate of 25% from 2009 to 2014. As a result, we do not believe the operating results subsequent to October 31, 2009, our goodwill impairment test dates, would lead us to significantly change the assumptions used in our discounted cash flow model.
In addition to revenue growth and operating margin forecasts, the discounted cash flow model used to estimate the fair value of each reporting unit also uses assumptions for the amount of working capital needed to support each business. We forecasted modest improvement in working capital management for future periods at each reporting unit based on past performance. The Company experienced a significant reduction in days of working capital from 96 days for the year ended December 31, 2007 to 76 days for the year ended December 31, 2009 and has further reduced days of working capital during 2010. We have been able to significantly improve our working capital management through lean initiatives, efficiency improvements, and facility consolidations. We believe continued improvement in our ability to manage working capital will allow us to increase the cash flow generated from each reporting unit.
The terminal value of each reporting unit was based on the last year of forecasted cash flows in our discounted cash flow model. We made an assumption that cash flows would grow 3% each year thereafter based on our approximation of gross domestic product growth in the North American and European markets served by the Company. This assumption was based on a third-party forecast of future economic growth over the long term and it has not changed significantly from the October 31, 2009 goodwill impairment test date.
The discounted cash flow model uses the WACC to discount cash flows in the forecasted period and to discount the terminal value to present value. To determine the WACC, we used a standard valuation method, the capital asset pricing model, based on readily available and current market data of peer companies considered market participants. Acknowledging the risk inherent in the reporting units’ ability to achieve the long-term forecasted cash flows, in applying the income approach we increased the WACC of each reporting unit based upon each reporting unit’s past operating performance and their relative ability to achieve the forecasted cash flows. As a result of these analyses, we assigned a WACC between 12.2% and 12.9% for each reporting unit.
The EBITDA multiple used in the market approach to determine the fair value of each reporting unit was applied to the forecasted EBITDA to be generated during 2009 and 2010. The market approach relies on significant assumptions consisting of revenue growth rates and profit margins based on internal forecasts and the EBITDA multiple selected from an analysis of peer companies considered market participants. The revenue growth rates and profit margins used in the market approach were the same projections used in the discounted cash flows model as described above. The EBITDA multiples were established by analyzing each peer companies’ total invested capital in proportion to EBITDA derived from each peer companies’ most recently reported earnings. Similar to the WACC analysis, we assessed the risk of each reporting unit achieving its forecasts with consideration given to how each reporting unit has performed historically compared to forecasts. As a result of these analyses, we assigned an EBITDA multiple between 4.6 and 6.0 for 2009 EBITDA forecasts and 6.0 and 7.5 for 2010 EBITDA forecasts.
As noted above, we used two valuation techniques that are commonly accepted in the valuation community to estimate a fair value for each reporting unit. The estimated fair value for each reporting unit was calculated using a weighted average between the calculated amounts determined under the income approach and the market approach. We weighted the income approach more heavily (67%) as the technique uses a long-term approach that considers the expected operating profit of each reporting unit during periods where housing starts and other macroeconomic indicators are nearer historical averages. The market approach (33%) values the reporting units using 2009 and 2010 EBITDA values which were forecasted using estimated housing starts of 576,000 and 900,000, respectively. Housing starts have historically approximated 1.5 million each year. We believe the income approach considers the expected recovery in the residential building market better than the market approach. Therefore, we concluded that the income approach more accurately estimated the fair value of the reporting units as it considers earnings potential during a longer term and does not use the short-term perspective used by the market approach. Accordingly, we concluded that the market participants who execute transactions to sell or buy a business in the current economic environment would place greater emphasis on the income approach.
When preparing our interim consolidated financial statements on a quarterly basis, we consider whether indicators of impairment exist, including consideration of the Company’s book value of equity exceeding its market capitalization. Since our October 31, 2009 impairment analysis, our stock price appreciated and the average stock price for the two months ended December 31, 2009 and the three months ended March 31, 2010 both exceeded the average stock price used in the control premium calculation for the October 31, 2009 goodwill impairment test. Additionally, we noted no events or circumstances that occurred between October 31, 2009 and March 31, 2010 that would more-likely-than-not reduce the fair value of our reporting units below their carrying values. Accordingly, we concluded at the end of each of these periods that no new indicators of impairment existed and, therefore, no interim impairment analyses were necessary at December 31, 2009 or March 31, 2010. As a result, the October 31, 2009 goodwill impairment test was the latest analysis performed and there is no information regarding changes to the key assumptions described above.
2.	We note your net book value is significantly greater than the figure you present as the fair value of equity of your reporting units that you compare to your market capitalization in your response. Please explain this difference, including why the higher net book value does not indicate an impairment. Also, please reconcile your net book value to your market capitalization.
Response
The following table sets forth the Company’s estimated fair value and carrying value for each reporting unit as of October 31, 2009 (in thousands):

Reporting		Carrying Value After
Unit	Estimated Fair Value	Impairment Charges
#1	$247,382	$221,759
#2	125,711	104,792
#3	83,979	82,968
#4	57,239	46,194
#5	58,861	46,254
#6	75,958	71,070
#7	51,479	42,657
#8	19,137	17,224
#9	32,249	30,968
#10	10,906	11,536
#11	12,729	11,154
Others	(97,704)	91,680

Total	$677,926	$778,256

Net Debt		$245,384
Equity (Net Book Value)		532,872

		$778,256

The “Others” category includes reporting units without goodwill allocated to them and unallocated corporate cash out flows. The estimated fair value of these other reporting units is negative as a result of including the present value of the unallocated corporate cash out flows. Unallocated corporate cash out flows include executive compensation and other administrative costs. The Company has grown substantially through acquisitions and our strategy is to allow business unit management to operate the business units autonomous of corporate management. For example, each business unit has its own accounting, marketing, purchasing, information technology, and executive functions. As a result, we believe a market participant would not consider unallocated corporate cash flows when valuing each reporting unit and these cash flows have been properly excluded from the valuation of the reporting units. The carrying value of the “Others” category consists of $74 million of net assets from our former Processed Metal Products segment, $2 million of assets from discontinued operations, and $16 million of unallocated corporate net assets.

The long-lived assets from the Processed Metal Products segment and assets from discontinued operations were assessed for impairment as of December 31, 2009. As discussed in our response letter to you dated July 8, 2010, we concluded that the Processed Metal Products segment did not meet the requirements of paragraph 360-10-45-9 of the Financial Accounting Standards Board’s Accounting Standards Codification (“FASB ASC”) to determine whether the Processed Metal Products segment was a disposal group that met the “held-for-sale” criteria at December 31, 2009. In testing that segment’s long-lived assets for impairment at December 31, 2009, we estimated the future undiscounted cash flows expected to be generated from the use and eventual disposition of those assets as required in paragraph 360-10-35-29 of the FASB ASC. Based on that test, we concluded that the future undiscounted cash flows from the continued use of those assets and their eventual disposition exceeded their carrying values and no impairment was identified. Additionally, the unallocated corporate net assets, which consisted primarily of certain current deferred tax assets, a note receivable, deferred financing costs, and property, plant, and equipment offset by accounts payable and other accrued liabilities, were reviewed at December 31, 2009 for impairment. In determining whether any impairment existed related to these assets, we considered among other things the nature of the assets and in light of these assets relating primarily to corporate administrative functions, we identified no impairments related to these assets.
In reconciling our net book value to our market capitalization, we note the following two points:
1.	As noted above, our net book value as of October 31, 2009 was $532.9 million. As described in our response letter to you dated July 8, 2010, the estimated fair value of equity was $432.5 million as of October 31, 2009 based on our goodwill impairment test. Despite the difference between our net book value and the estimated fair value of equity, all reporting units with goodwill had fair values in excess of their carrying value. The difference between our net book value and the estimated fair value of equity is the result of the negative future cash flows associated with our unallocated corporate net assets and the former Processed Metal Products segment net assets described above.

2.	As described in our response letter to you dated July 8, 2010, the estimated fair value of equity was $432.5 million and our estimated market capitalization was $372.5 million, resulting in a control premium of 16% as of October 31, 2009. We deemed the control premium as of the October 31, 2009 goodwill impairment analysis to be reasonable based upon recent comparable transactions to acquire the control of similar businesses in our industry.
Item 9A. Controls and Procedures, page 90
3.	We note your confirmation in response to comment four in our letter dated June 8, 2010. Please supplementally confirm that your management’s conclusions regarding the effectiveness of your disclosure controls and procedures was based on the definition set forth in Rules 13a-15(e)and 15d-15(e) under the Exchange Act. In this regard, we note that the confirmation you provided does not fully conform to the definition set forth in those rules.
Response
We confirm that management’s conclusion regarding the effectiveness of the Company’s disclosure controls and procedures was based on the definition set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Item 15. Exhibits and Financial Statement Schedules
4.	We note your response to comment six in our letter dated June 8, 2010. Please confirm that concurrent with the filing of the complete copy of your Third Amended and Restated Credit Agreement dated July 24, 2009, you will file a confidential treatment request covering any redacted portions of such agreement.
Response
We confirm that concurrent with the filing of the complete copies of the Company’s Third Amended and Restated Credit Agreement dated July 24, 2009 and Amendment No. 1 to the Third Amendment and Restated Credit Agreement dated January 29, 2010, we will file a confidential treatment request covering any redacted portions of such agreement.
In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the foregoing fully responds to the Staff’s comments. Please contact me if you require additional information.
Respectfully submitted,

/s/ Kenneth W. Smith
Kenneth W. Smith
Senior Vice President and Chief Financial Officer